Jeffrey P. Berg jberg@bakerlaw.com

November 3, 2011

Mr. John Reynolds
Assistant Director
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Searchlight Minerals Corp.
Schedule 14A (Proxy Statement)
Filed October 18, 2011 File No. 000-30995

Dear Mr. Reynolds:

In response to your letter dated November 2, 2011, please see our responses below.

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated November 2, 2011 (the “Comment Letter”) relating to the above-referenced Schedule 14A (File No. 000-30995) which was filed on October 18, 2011.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

General Comment

1.
We note you received a comment letter from the staff dated October 13 2011 and that you responded to our comments on October 24, 2011.  Please confirm that you will resolve these comments prior to filing and mailing your definitive proxy statement.

Response:  The Company hereby confirms that the Company will resolve the comments in the letter from the staff, dated October 13, 2011, prior to filing and mailing the definitive proxy statement.

Mr. John Reynolds
Assistant Director
U.S. Securities & Exchange Commission
November 3, 2011

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Sincerely, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP